

Mail Stop 3561

December 7, 2009

Robert F. Griffin
President and Chief Executive Officer
MTR Gaming Group, Inc.
State Route 2, South
P.O. Box 356
Chester, WV 26034

> **Re: MTR Gaming Group, Inc.**
> **Registration Statement on Form S-4**
> **Filed November 10, 2009**
> **File No. 333-163018**
>
> **Registration Statement on Form S-3**
> **Filed November 17, 2009**
> **File No. 333-163146**
>
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 16, 2009**
> **File No. 000-20508**
> **Form 10-K/A for Fiscal Year Ended December 31, 2008**
> **Filed April 30, 2009**
> **File No. 000-20508**

Dear Mr. Griffin:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

1. Please make applicable conforming changes to your registration statement on Form S-3 (file no. 333-163146) based on our comments below. Please revise.

Registration Statement on Form S-4

General

2. We note that you are registering the exchange notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

3. Please include the letter of transmittal with your next amendment for our review.

Prospectus Cover Page

4. Please disclose on the cover page that broker-dealers who receive the Series B Notes for Series A Notes pursuant to the exchange offer must acknowledge that they will deliver a prospectus in connection with any resale of such new securities.

5. Please also disclose that broker-dealers who acquired the Series A Notes as a result of market-making or other trading activities may use the prospectus for the exchange offer, as supplemented or amended, in connection with resales of the Series B Notes.

Prospectus Summary, page 4
Overview, page 4

6. Refer to the last sentence of the second paragraph on page 4 and similar disclosure on page 6. Revise to quantify the significant recurring expenses since November 2008 and provide a cross-reference to the appropriate discussion of these steps elsewhere in the prospectus.

7. Please include a paragraph to disclose your assets, revenues and income/loss for the most recent audited period and interim stub.

8. At some appropriate place in the Summary include a bolded heading for a paragraph which captures the potential increases in competition you will face now disclosed in the second paragraph under Scioto Downs. Also include the fact that your indentures will require that 50% of any funding for future gaming operations like slots at Scioto Down must be obtained by equity financing. See the next-to-last paragraph o page 18.

Our Strengths, page 6

9. We note that under the second bolded paragraph on page 6 you see as a strength the stable and resilient cash flow of your markets. Please revise this paragraph to indicate that despite this you had losses for each of the last two audited years.

10. Please revise the subtitle "Well Positioned for Legislative Developments" to something that better captures the rest of the paragraph. It appears that a better title would be that your company is unusually exposed to changes made by state legislatures, which may increase your competition as well as acting in ways that help you.

The Exchange Offer, page 7

11. Please revise this section to clarify that all private notes validly tendered and not validly withdrawn will be exchanged "promptly" after the expiration or termination of the offer. Refer to Rule 14e-1(c) of the Exchange Act.

12. As a follow up to the above comment, we note that in many places in your filing you state that you will return the private notes and/or issue new notes as "promptly as practicable," which is not appropriate. As stated above, Rule 14e-1(c) requires that you exchange the notes or return the notes "promptly" upon expiration or termination of the offer, as applicable. Please revise throughout your filing.

13. We note that the Series B notes will be jointly and severally and irrevocably and unconditionally guaranteed by your current subsidiaries, specifically Mountaineer Park, Inc., Presque Isle Downs, Inc., and Scioto Downs, Inc. Please confirm that the guarantees provided by these entities are full and unconditional and joint and several and that each of these subsidiary guarantors is 100% owned as required by Rule 3-10(f) of Regulation S-X.

14. Assuming a satisfactory response to the comment noted above, please note that the existence of such guarantee arrangements requires the presentation of condensed consolidating financial information in the notes to your annual and interim financial statements in accordance with Rule 3-10(f) of Regulation S-X. Please revise to include such information in the notes to your annual and interim

financial statements along with a description of the guarantee arrangements. Alternatively, as we note from page 27 that MTR Gaming is a holding company and has no operations outside ownership interests in subsidiaries, please revise the notes to the company's annual and interim financial statements to state that MTR has no independent assets or operations, the guarantees are full and unconditional and joint and several, and any subsidiaries of the MTR other than the subsidiary guarantors are minor. Refer to Note 1 of Rule 3-10(f) of Regulation S-X.

15. In a related matter, please revise the notes to the company's financial statements to include all disclosures required by Rule 3-10(i)(9) and (10) of Regulation S-X, as applicable.

Ratio of Earnings to Fixed Charges, page 13

16. As the company's ratio of earnings to fixed charges is less than 1.0 for 2007 and 2008 and on a pro forma basis for 2008 and the nine months ended September 30, 2009, please revise to disclose the company's deficiency of earnings to cover fixed charges for each of these periods. Refer to the guidance outlined in Instruction 2 to Item 503(d) of Regulation S-K.

Risk Factors, page 13

We depend on agreements with our horsemen, page 18

17. We note that the agreement with the Mountaineer Horsemen expires December 31, 2009. Please update the status.

We are subject to environmental laws and potential exposure to environmental liabilities, page 21

18. Revise the risk factor to provide greater details regarding the environmental laws and regulations which may have a material affect on your business operations. Disclose the amount that you plan on incurring to achieve compliance with the water discharge enforcement matters. Also disclose the other costs that you plan on expending in the next twelve months related to environmental matters.

Expiration Date; Extensions; Amendments, page 41

19. Refer to the first bullet paragraph on page 41. Revise to correct the cross-reference that the conditions referred to are described under "Conditions to the Exchange Offer" on page 45.

20. You state that you will give notice of your offering's extension by oral or written notice and public announcement no later than 9:00 a.m. on the next business day after the scheduled expiration date. Additionally, according to Rule 14e-1(d), you must disclose the number of securities tendered as of the date of the notice. Please confirm for us that you will disclose the number of securities tendered as of that date if you extend the offering.

21. We note your reservation of the right to amend the terms of the offer in your discretion. Please revise this section to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

22. We note that you will notify the exchange agent of any extension by oral or written notice. Please advise us as to how oral notice of any extension is reasonably calculated to reach registered holders of the outstanding notes or otherwise satisfies the requirements of Rule 14e-1(d).

23. Refer to the last sentence of this section. Please revise to describe how and when you will "promptly announce any such event."

Exchange Agent, page 45

24. We note that Wilmington Trust FSB has been appointed the exchange agent. However, all letters of transmittal must be directed to Wells Fargo Bank, N.A. Please advise.

Description of Certain Indebtedness, page 64

25. Please revise the first sentence to clarify that your credit facility was reduced from its original borrowing capacity to its current $10 million level.

Certain United States Federal Income and Estate Tax Consequences, page 147

26. Please revise the heading to state that it is a summary of certain "material" U.S. federal income tax consequences.

Undertakings

27. Please provide the undertakings provided under Item 512(a) of Regulation S-K.

Signature

28. Please have the principal financial officer and controller or principal accounting officer for each of the registrants sign the registration statement.

Annual Report on Form 10-K for the year ended December 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28
Overview, page 28

29. We refer to the use of the non-GAAP financial measure EBITDA on page 29. Because this measure excludes amounts that are not considered in the definition of an EBITDA measure (i.e., loss on disposal of property, loss on debt modification, etc.) we believe this measure would be more appropriately titled "Adjusted EBITDA." See Question 14 of the *FAQ Regarding the Use of Non-GAAP Financial Measures* issued by the SEC Staff on June 13, 2003 and revise future filings accordingly.

30. Also, please revise future filings to explain how this measure is used by the company's management for purposes of assessing the company's operating performance. Refer to the guidance outlined in Item 10(e)(i) of Regulation S-K.

Critical Accounting Policies, page 55

31. We note that your selected critical accounting policies disclosure is substantially similar to your accounting policy footnote 2. Please note that the critical accounting policies disclosure in MD&A should supplement, not duplicate, the description of accounting policies disclosed in the notes. In this regard, please ensure that your critical accounting estimates disclosure – (i) provide greater insight into the quality and variability of information in the consolidated financial statements; (ii) address specifically why the accounting estimates or assumptions bear the risk of change; (iii) analyze the factors on how the company arrived at material estimates including how the estimates or assumptions have changed in the past and is reasonably likely to change in the future; and (iv) analyze the specific sensitivity to change of your critical accounting estimates or assumptions based on other outcomes with quantitative and qualitative disclosure, as necessary. Refer to the guidance in Section V of FRR-72 (Release No. 33-8350) and please revise in future filings accordingly.

Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-7
2. Summary of Significant Accounting Policies, page F-7
Frequent Players Program, page F-10

32. We note that the company records a liability for earned, but unredeemed points based on historical usage patterns. Given the disclosure on page 6 that the frequent players program was established during June of 2008, it is unclear how you have determined historical usage patterns for such points. Please tell us in detail the relevant facts and assumptions used in estimating your liability for points. We may have further comment upon receipt of your response.

4. Acquisitions and Dispositions of Property, page F-15
North Metro Harness Initiative, LLC (d/b/a Running Aces Harness Park), page F-16

33. We note from page F-17 that the company deconsolidated North Metro, effective April 30, 2007 based on execution of a non-recourse financing arrangement. It is unclear why you deconsolidated North Metro as of April 30, 2007 when the non-recourse financing arrangement and $1 million guarantee was provided in July 2008 per page F-16. Please advise. If the deconsolidation of North Metro was the result of executing a different non-recourse financing arrangement, please revise future filings to clarify this matter.

34. We note from the disclosure in the third paragraph on page F-16, that during the year ended December 31, 2008, the company recorded equity losses in North Metro of approximately $3.5 million. We also note from the discussion in the second paragraph on page F-17, that based on the current default under the Black Diamond credit agreement, Black Diamond's transaction with Southwest and the company's inability to provide further funding to North Metro, that there was substantial doubt as to whether the company could recover its investment in North Metro and therefore the company recorded impairment losses of $8.7 million with respect to its investment during 2008. Given the company's equity in the losses of North Metro during 2008 of approximately $12.2 million, it appears that the company's investment in North Metro represents a significant equity investment for which audited financial statements should be provided pursuant to Rule 3-09 of Regulation S-X. If you do not believe these financial statements are required, please provide us with the computations prepared in support of your conclusions. We may have further comment upon receipt of your response.

35. In addition, please revise the notes to the company's financial statements to include summarized financial information for the company's investment in North Metro for each period presented in the company's financial statements. Refer to

the disclosure requirements outlined in Rule 4-08(g) of Regulation S-X and ASC Topic 323-10-S50.

Annual Report on Form 10-K/A for the year ended December 31, 2008 as filed on April 30, 2009

Compensation Discussion and Analysis, page 6

Peer Groups, page 8

36. In future filings, please describe in greater detail the degree to which the Compensation Committee considered the benchmark companies comparable to you and discuss where your actual payments fall relative to the information you reviewed. To the extent actual compensation was outside a targeted percentile range, please explain why. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Annual Incentives, page 9

37. In future filings, please revise to disclose in your Compensation Discussion & Analysis all performance targets, including the EBITDA-based targets, that must be achieved in order for your executive officers to earn their annual and long-term incentive compensation. We note that general disclosure describing "performance criteria [that] could have included" certain performance goals are insufficient. Refer to the last paragraph on page 20. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.

Employment Agreements, page 19

38. We note that Mr. Griffin is entitled to annual incentive compensation of no less than 30% of his base compensation based "upon mutually agreed upon performance goals." In future filings, revise to disclose the performance goals that must be achieved in order for your chief executive officer to attain the annual incentive compensation.

****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Heather Clark at (202) 551-3524 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Nguyen at (202) 551-3642 or me at (202) 551-3750 with any questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Robert L. Ruben, Esq.
        Edward A. Friedman, Esq.
        (*via facsimile*) *(301) 951-9636*